Filed Pursuant To Rule 433

Registration No 333-286293

October 24, 2025

HOST, NYSE LIVE, KRISTEN SCHOLER: All right, everyone. Crypto asset management firm Grayscale Investments just rang the opening bell. And I do wanna bring in Ashley Mastronardi, NYSE, content creator down there on the floor, standing by with more. Hi Ashley.

CONTENT CREATOR, NYSE, ASHLEY MASTRONARDI: Hi, Kristen. GDLC is the ticker symbol for Grayscale's new ETF that launched on September 19th on NYSE arca. It's rare in the sense that it exposes investors to five different types of crypto. Here to share more about the fund and the current crypto environment is Grayscale's. Head of research, Zach Pandl. Zach, welcome to the New York Stock Exchange.

MANAGING DIRECTOR, RESEARCH, GRAYSCALE INVESTMENTS, ZACH PANDL: Thrilled to be here. Thank you for having me.

MASTRONARDI: Super exciting. Morning, can you tell us more about this ETF and what role, uh, CoinDesk plays in it?

PANDL: Yeah, absolutely. We see this ETF as ushering in the age of index investing for crypto. You know, in many asset classes, investors prefer an index approach to get diversified exposure to stocks, to bonds, to commodities. This is really the beginning of that journey for the crypto asset class investors don't need to pick any particular token, Bitcoin, Ethereum, or whatever. They get access to the broad asset class, and CoinDesk is our index provider. So the S&P Russell to, you know, Russell and FTSE, uh, index providers in traditional finance, CoinDesk, the leading index provider in crypto, they provide the index basis for this product. So we're thrilled to be able to partner with CoinDesk on the Grayscale CoinDesk crypto Five ETF, to give diversified index based rebalancing exposure to this asset class for the first time.

MASTRONARDI: What type of investor is this ETF for?

PANDL: Really it is for everybody. You know, crypto fits in any diversified portfolio, any Di- portfolio that's looking for growth over time, and some diversification from stocks, bonds, traditional asset classes, so individual retail investors that are allocating on their own financial advisors and institutions. Really, it's a fit for any of those groups that are looking to build index exposure, beta exposure to the crypto asset class in a portfolio.

MASTRONARDI: And just to talk about the general crypto environment, how has the government shut down and recent, uh, tariff talk affected crypto, if at all?

PANDL: Yeah, it has affected crypto. You know, look, the crypto asset class is growing up. It's becoming more integrated to mainstream finance, built into more portfolios, and that's great for the future of the asset class, for the future of blockchain technology. But it does mean that the crypto asset class is affected by some of the same types of macro risks that affect other markets like the equity market. So the shutdown tariff conflict, uh, pressures in the credit markets, all of these things can weigh on crypto to, to some degree. So as that clears up, I'm optimistic, uh, that equity markets and crypto assets are gonna have a good end to the, to the year, but we are being affected by these same sorts of things as we're integrated in more mainstream portfolios.

MASTRONARDI: And as you mentioned, crypto is becoming more mainstream. Just at the New York Stock Exchange, we had Circle and Bullish. IPO. Do you think there's more of a general acceptance of crypto?

PANDL: Absolutely. There's a more of an acceptance, and this is financial technology. Blockchain technology is in our view, the future of capital markets, the future of finance, you know, here in the New York Stock Exchange, we're one part of that history. We believe that blockchains are the next chapter in that, uh, story. And so yes, there's more acceptance, more use, and of course, uh, uh, more rigorous regulatory framework around all of that. That's what, uh, brings us to more investors, more users, uh, over time. So lots of change. Much more to come over the next 5, 10, 20 years in our emerging asset class.

MASTRONARDI: And speaking of the regulatory environment, Zach, how has that changed in the past few years?

PANDL: It's been a lot of change. President Trump came into office with a mandate from voters, uh, to bring regulatory clarity to the crypto asset class here in the United States. It's a bipartisan issue for voters, and it's been a bipartisan issue in Congress. We've seen new policy changes at the agencies and new, uh, legislation in Congress, like the Genius Act for stablecoins, which are an important, uh, use case for blockchain technology. And something that our, uh, GDLC product, the Grayscale, CoinDesk Crypto Five ETF touches, you know, all of these, uh, aspects. So lots of change so far. Genius act being one important part of that. We think more legislation likely to come on a bipartisan basis from Congress, uh, later this year or potentially the beginning of next year. And all of that is bringing more mainstream investors into the crypto asset class.

MASTRONARDI: Zach Pandl, head of research for Grayscale, thank you so much for joining us at the New York Stock Exchange. Congratulations. Thank you, Kristin. I'm gonna send it back to you. Lots of exciting things for crypto.

SCHOLER: Absolutely indeed. Ashley Master down there on the floor for us with Grayscale investments after they rang the opening bell to celebrate that recent listing on NYSC ARCA. Ashley, thank you.

MASTRONARDI: Thank you.

Grayscale CoinDesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, 190 Middle Street, Suite 310, Portland, Maine 04101.